ZEISS CARL ZEISS MEDITEC

Carl Zeiss Meditec AG 07740 Jena Germany

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.

[redacted]

Washington, D. C. 20549
United States

08000858

Carl Zeiss Meditec AG
Goeschwitzer Strasse 51-52
07745 Jena
Germany

Tel: +49 (0) 36 41/220-105
Fax: +49 (0) 36 41/220-117
e-mail: j.brajer@meditec.zeiss.com

Division/ Dept.: Corporate Functions
Your contact: Jens Brajer

Our ref.: JB/Mtr
Date: 2008-02-14

File No. 82-34817

SUPPL

Dear Ladies and Gentlemen,

Please find attached the following document they were released to our shareholders:

Type of document	Date of release
Press release	2008-02-14
3 Month Report	2008-02-14

PROCESSED
FEB 26 2008
THOMSON FINANCIAL

Best regards,

Carl Zeiss Meditec AG
i. V.

Jens Brajer
Director Corporate Functions

i. A.

Mandy Pfeil
Assistant Corporate Functions

RECEIVED

CARL ZEISS MEDITEC

Carl Zeiss Meditec: Positive outlook for FY 2007/2008

Increase in sales by 4.4% to EUR 141.8 million (prev. year: 135.8 million) in the first quarter · High level of acceptance and good order intake with new products

(Jena, 14 February 2008) Medical technology supplier Carl Zeiss Meditec AG, listed in the TecDAX at the German Stock Exchange (ISIN DE0005313704), today published its financial statements for the first quarter of 2007/2008 (1 October – 31 December 2007). Accordingly, Carl Zeiss Meditec generated consolidated revenue of EUR 141.8 million (previous year EUR 135.8 million) and anticipates sturdy growth for the current financial year 2007/2008 despite the weak markets in individual countries. In particular, due to the current reluctance of US customers to invest, EBIT stood at EUR 14.5 million (previous year EUR 16.9 million), corresponding to an EBIT margin of 10.2% (previous year 12.4%). Consolidated net income after minority interest, however, increased in the first three months of 2007/2008 compared with the previous year (EUR 10.1 million), by 14.2 % to EUR 11.6 million. Earnings per share after minority interest in the first three months of 2007/2008 reached EUR 0.14 (previous year: EUR 0.16). The reason was the increase in the average number of outstanding shares from 64.9 million to 81.3 million.

"Thanks to our strong global market position we have been able to compensate for the decrease in sales in the USA in the first quarter of 2007/2008," said Ulrich Kraus, President and CEO of Carl Zeiss Meditec. "Especially in Europe and Asia we recorded an encouraging trend in sales. The positive order intake and high degree of customer acceptance of new products give us good grounds for optimism for the remaining of the financial year."

The "Ophthalmic Systems" strategic business unit accounted for almost half (45.0%) of Carl Zeiss Meditec's consolidated revenue in the first three months of financial year 2007/2008 (previous year: 57.1%). Consolidated revenue in this SBU decreased by 17.8% year-on-year from EUR 77.6 million to EUR 63.8 million. Consolidated revenue in the reporting period was impacted by exchange rate developments and the reluctance to invest

Press Release

in the USA. In the "Surgical Ophthalmology" SBU Carl Zeiss Meditec generated consolidated revenue of EUR 18.8 million (previous year: EUR 12.3 million). In addition to the encouraging sales trend with new intraocular lenses, this growth was also attributable to the first-time consolidation of ophthalmic surgery specialist Acri.Tec AG. The share in consolidated revenue reached 13.3% (previous year: 9.1%). In the first three months of financial year 2007/2008 the Group's "Neuro/ENT" SBU generated revenue of EUR 59.1 million (previous year: EUR 45.9 million). The share of this SBU in consolidated revenue of Carl Zeiss Meditec stood at 41.7% (previous year: 33.8%).

The "Americas" region, mainly consisting of the United States, continued to be the strongest contributor to sales in the first three months of financial year 2007/2008. Compared to the previous year (EUR 64.1 million) consolidated revenue in the "Americas" decreased by 19.3% to EUR 51.7 million. The reasons for this were the effects of exchange rates on the conversion of US dollar sales to euros and what was in the company's opinion a temporary reluctance of US customers to invest. The share in consolidated revenue in this region decreased to 36.5% (previous year: 47.1%). Consolidated revenue in the "Europe, Middle East and Africa" region ("EMEA") increased by 24.0% to EUR 39.3 million compared to the previous year (EUR 48.7 million). Besides the first-time consolidation of Acri.Tec AG this growth was attributable to positive sales trends for innovative diagnostic equipment, surgical microscopes and intraocular lenses. The share in consolidated revenue increased to 34.3% (previous year: 28.8%). Consolidated revenue in the Asian/Pacific Region increased by about a quarter from EUR 22.6 million in the previous year to EUR 28.3 million. This region was thus responsible for 20.0% (previous year: 16.7%) of the total revenue of Carl Zeiss Meditec. In Germany, Carl Zeiss Meditec generated consolidated revenue of EUR 13.1 million (previous year: EUR 9.9 million) in the first three months of 2007/2008. This increase of 32.5% is primarily due to the first-time consolidation of Acri.Tec AG. Carl Zeiss Meditec thus generated 9.2% of its consolidated income in this regional market (previous year: 7.3%).

As of 31 December 2007 the value of orders on hand rose to EUR 66.2 million (30 September: EUR 57.4 million). Order intake over all regions thus increased by about 17% compared to the previous year.

The company's equity ratio as of 31 December 2007 rose to 70.4% (30 September 2007: 69.1%). On account of the acquisition of Acri.Tec AG as of 31 December 2007 net cash totalled EUR 204.8 million (30 September 2007: EUR 223.7 million).

As of 31 December 2007 Carl Zeiss Meditec AG employed a worldwide workforce of 2,087 (previous year: 1,891).

"We currently assume that the US market weakness and, as a consequence, the hesitant investments by our customers in that region will be temporary. We therefore anticipate, based on current exchange rate levels, a consolidated revenue in the range between EUR 600 million and EUR 620 million and an EBIT margin of 11 – 12% for the financial year 2007/2008", says Ulrich Krauss, President and CEO of Carl Zeiss Meditec AG.

Brief profile

Carl Zeiss Meditec AG (ISIN: DE 0005313704) is one of the world's leading medical technology companies. This market position is based on over 160 years of experience in optical innovation.

The company has two primary areas of activity: In the field of **ophthalmology** Carl Zeiss Meditec offers integrated solutions for treating the four main eye ailments: vision defects (refraction), cataract, glaucoma and retinal disorders. The company's system solutions are employed in all phases of the disease management, from diagnosis to treatment and aftercare. Carl Zeiss Meditec has always applied its technological expertise to product innovations. These innovations range from basic systems such as slit lamps and fundus cameras to standard setting diagnostic systems such as the Humphrey® Field Analyser, the Stratus OCT™ and the IOLMaster®, through to the surgical microscopes and innovative treatment systems in refractive laser surgery. The product portfolio in ophthalmic surgery is rounded off by intraocular lenses and consumables.

In the field of **neuro and ENT surgery**, Carl Zeiss Meditec is the world's leading provider of surgical microscopes and microsurgical visualisation solutions for a very broad range of applications, such as tumor and vascular surgery in the head region and/or spinal surgery. The most recent example of the innovative performance in the area of microsurgery is the OPMI Pentero® visualisation system, which allows efficient and ergonomic patient treatment. Carl Zeiss Meditec will systematically expand its product range in this area and become a solution provider in neuro and ENT surgery as well.

Carl Zeiss Meditec's medical technology portfolio is rounded off by visualisation systems for doctors in private practice and promising future technologies such as intraoperative radiation therapy, which allows the targeted treatment of breast cancer and brain cancer directly during surgery.

Carl Zeiss Meditec AG is based in Jena, Germany, with subsidiaries in Germany (Carl Zeiss Surgical GmbH, Carl Zeiss Meditec Vertriebsgesellschaft mbH, Acri.Tec AG and Carl Zeiss Medical Software GmbH), the USA (Carl Zeiss Meditec, Inc., Dublin), in Japan (Carl Zeiss Meditec Co., Ltd., Tokyo), Spain (Carl Zeiss Meditec Iberia S.A., Madrid) and France (Carl Zeiss Meditec S.A.S., La Rochelle, and Carl Zeiss Meditec France SAS, Le Pecq).

Thirty-five percent of the Carl Zeiss Meditec shares are in free float. The remaining 65 percent are held by Carl Zeiss, one of the world's leading international groups engaged in the optical and opto-electronics industry.

CARL ZEISS MEDITEC

Contact

Patrick Kofler/ Director Investor Relations
Goeschwitzer Straße 51-52
07745 Jena, Germany

Telefon: +49 (0) 36 41 - 2 20 - 1 06
Telefax: +49 (0) 36 41 - 2 20 - 1 17

E-Mail: investors@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Press Release

3 Month Report 2007/2008

RECEIVED
2009 FEB 21 P 12:07

Innovative medical technology
offers solutions for the challenges
in health care.

Q1

ZEISS CARL ZEISS MEDITEC

3 Months 2007/2008 at a glance

Highlights

- High level of market acceptance and good order intake with new products
- Expected adverse market environment in the US in Q1
- Consolidation of market position and improvement in customer retention through consistent implementation of investment policy
- Acri.Tec integration proceeds as planned

Business development

(Unless specified otherwise, figures in € '000)

Revenue and net income


3 Months 2007/2008
3 Months 2006/2007
Consolidated revenue (Gross margin)
+4.4 %
141,760 (50.1 %)
135,808 (50.6 %)
EBIT (EBIT margin)
-14.3 %
14,468 (10.2 %)
16,876 (12.4 %)
Consolidated net income after minority interest
(Return on sales after minority interest)
+14.2 %
11,589 (8.2 %)
10,149 (7.5 %)

Key ratios in the balance sheet


31 December 2007
30 September 2007
Equity ratio
+1.3 %-pts
70.4 %
69.1 %
Net working capital
+17.2 %
102,639
87,542
Return on assets
+0.8 %-pts
6.7 %
5.9 %

Content

This Report does not constitute an offer to sell or solicitation of an offer to purchase any securities of Carl Zeiss Meditec Aktiengesellschaft in the United States of America or in any other jurisdiction in which such offer or solicitation is not authorized or to any person to whom it is unlawful to make such offer or solicitation. Readers of this Report are requested to inform themselves about how to observe any such restrictions.

Dear Shareholders, Ladies and Gentlemen,

Despite adversity in one of our key markets, the United States, Carl Zeiss Meditec still succeeded in increasing its revenue by 4.4% in the first quarter of 2007/2008.

Carl Zeiss Meditec generated consolidated revenue of € 141.8 million (previous year: € 135.8 million) in the first three months of 2007/2008. In the period under review consolidated revenue was again negatively impacted by exchange rate developments. In spite of these circumstances, however, we intend to continue to aggressively defend and expand our market shares. Our aim is to further consolidate the position of our company in the markets in which we operate and to improve customer retention. As a consequence of the hesitant US market and in conjunction with planned investments in the launch of new products, EBIT decreased by 14.3% from € 16.9 million to € 14.5 million. This corresponds to an EBIT margin of 10.2% (previous year: 12.4%). Consolidated net income after minority interest, on the other hand, increased significantly in the first three months of 2007/2008 compared with the previous year (€ 10.1 million), by 14.2% to € 11.6 million. Due to the increase in the average number of shares outstanding from 64.9 million to 81.3 million, earnings per share after minority interest decreased slightly in the first three months of financial year 2007/2008 from € 0.16 to € 0.14.

One milestone in the first quarter of the current financial year was the start of the integration of Acri.Tec AG, which we acquired at the beginning of October 2007; this acquisition has enabled us to further expand our position in ophthalmic surgery. We are able to cover the entire spectrum of intraocular lenses, from simple, monofocal intraocular lenses for treating cataracts, to high-tech multifocal and micro-incision lenses for ophthalmic surgery.

The new products (OPMI Lumera®, the femtosecond laser VisuMax™ and the diagnostic system Cirrus™ HD-OCT) launched at the world's most prestigious ophthalmology congress, the American Academy of Ophthalmology ("AAO") in November 2007 in New Orleans with considerable up-front investments were met with an encouragingly high level of acceptance in the market.

Carl Zeiss Meditec AG's Management Board


Ulrich Krauss


Bernd Hirsch


James L. Taylor


Dr. Ludwin Monz

The uncertainties we mentioned of when we published our 2006/2007 Annual Report regarding the outlook for 2008 have unfortunately come true in the first three months of financial year 2007/2008. Nevertheless, we have shown in a difficult market environment, that we are facing up to this challenge and that we are a reliable partner for our customers long term. Despite the persistent strength of the euro, particularly against the US dollar and the Japanese yen, and the obvious market uncertainty as a result of the mortgage crisis in the United States, we shall continue to expand and aggressively defend our market shares in all areas in future.

The outlook for financial year 2007/2008 remains difficult to predict, especially because of the unclear general conditions in our core market, the United States. In addition, our performance in this financial year is also dependent on two other factors: the further development of the exchange rates for our important currencies, the US dollar and the Japanese yen, and the accomplishment of our ambitious start-up plans for new products.

The above factors could lead to a number of scenarios for Carl Zeiss Meditec. Assuming that the US market weakness and, as a consequence, the hesitant investments by our customers in that region will be temporary we are anticipating, based on current exchange rate levels, a consolidated revenue of between € 600 million and € 620 million for financial year 2007/2008 and an EBIT margin of 11 – 12 %.

In the medium to long term, we plan to continue on our profitable growth course and to further improve the profitability achieved over the past few years overall, but not to the detriment of investments that are needed long term.

We therefore consider ourselves to be well equipped for the future. We would be delighted if you would accompany us on our further development – whether as a customer, a shareholder or as an employee.

Jena, February 2008

Yours sincerely,

Ulrich Krauss	Bernd Hirsch	Dr. Ludwin Monz	James L. Taylor
President and CEO	Member of the Management Board	Member of the Management Board	Member of the Management Board

Management report to the consolidated interim financial statements

Business development

1. Executive summary

Carl Zeiss Meditec AG, Jena, Germany, is the parent company of the Carl Zeiss Meditec Group ("Carl Zeiss Meditec", the "Group"), which comprises additional subsidiaries.

In the first three months of 2007/2008 Carl Zeiss Meditec generated **consolidated revenue** of € 141.8 million, corresponding to an increase of 4.4 % year-on-year (previous year: € 135.8 million). If compared on a similar basis to the previous year, i. e., adjusted for all acquisitions and assuming a constant exchange rate, the result is a like-for-like revenue decrease by 3.0 %.

In the reporting period consolidated revenue was influenced by exchange rate developments, particularly the further increase in strength of the euro against the US dollar and the Japanese yen. In addition, supply volumes which were still below our own targets and the uncertain general conditions in our core market, the United States, following the mortgage crisis that broke out in August 2007, were noticeable in the restrained development of revenue.

In spite of these adverse general conditions, we intend to continue to further expand and aggressively defend our market shares. Our aim is to further consolidate the position of our company in the markets in which we operate and to improve customer retention.

Overall, **EBITDA** amounted to € 17.1 million in the first three months of 2007/2008 (previous year: € 19.9 million). This corresponds to a decrease of 14.0 %. The **EBITDA margin** was 12.1 % following 14.6 % the previous year. **EBIT** decreased by 14.3 % year-on-year from € 16.9 million to € 14.5 million. This results in an **EBIT margin** of 10.2 % (previous year: 12.4 %). **Consolidated net income after minority interest**, however, increased by 14.2 % in the first three months of 2007/2008 to € 11.6 million (previous year: € 10.1 million). As a result of the increase in the average number of shares outstanding from 64.9 million to 81.3 million, **earnings per share after minority interest** decreased slightly in the first three months of 2007/2008 to € 0.14 (previous year: € 0.16).

2. Structure of the financial statements

There have been some changes in the Group's reporting entity and the structure of the financial statements in the first three months of financial year 2007/2008.

With effect from 1 October 2007 the Group acquired 100 % of the shares in Acri.Tec AG, which has its registered office in Hennigsdorf. This company specialises in innovative implants (intraocular lenses, IOL) and other products (viscoelastic solutions and products for vitreoretinal surgery) for ophthalmic surgery. (For further details please refer to the section "Changes in the reporting entity" in the accompanying notes to the consolidated interim financial statements in this report).

For reasons of simplicity, the date of first-time consolidation of Carl Zeiss Surgical (consisting of Carl Zeiss Surgical GmbH, Oberkochen, Germany, Carl Zeiss Medical Software GmbH, Munich, Germany, and Carl Zeiss Surgical Inc., Dublin, USA[1]; collectively referred to as "Carl Zeiss Surgical") was set at 1 November 2006. Accordingly, this transaction is recognised in the year-ago period from 1 November.

The internal management structure has been adjusted to the broader structure of Carl Zeiss Meditec in the market. To this end, three strategic business units or "SBUs" were created. Sales of laser and diagnostic systems are allocated to the strategic business unit "Ophthalmic Systems". The

[1] Merged with Carl Zeiss Meditec Inc. since 1 July 2007

SBU "Surgical Ophthalmology" bundles activities in the area of ophthalmic implants (intraocular lenses or IOL) and consumables. Carl Zeiss Surgical's products are included in the strategic business unit "Neuro/ENT". Surgical visualisation solutions for ophthalmology and activities in the area of intraoperative radiation therapy are also allocated to this SBU. Furthermore, the revenue previously disclosed in the "Service" division has now been allocated to the appropriate strategic business units. All adjustments have also been made for the corresponding period of the previous year.

3. Development of revenue

a) Consolidated revenue by strategic business unit

The "Ophthalmic Systems" strategic business unit accounted for almost half (45.0 %) of Carl Zeiss Meditec's consolidated revenue in the first three months of financial year 2007/2008 (previous year: 57.1 %). The share of the "Surgical Ophthalmology" SBU in consolidated revenue reached 13.3 % (previous year: 9.1 %). The "Neuro-/ENT" SBU generated a share of 41.7 % (previous year: 33.8 %) of consolidated revenue.

Figure 1: Share of strategic business units in consolidated revenue in the first three months of financial year 2007/2008


Ophthalmic Systems 45.0 %
Neuro-/ENT 41.7 %
Surgical Ophthalmology 13.3 %

Figure 2: Consolidated revenue by strategic business unit (in € '000)


3 Months 2007/2008
3 Months 2006/2007
Surgical Ophthalmology
18,818
12,318
+52.8%
Ophthalmic Systems
63,807
77,580
-17.8%
Neuro-/ENT
59,135
45,910
+28.8%
Consolidated revenue
141,760
135,808

Consolidated revenue in the "Ophthalmic Systems" SBU decreased by 17.8 % year-on-year from € 77.6 million to € 63.8 million. In the reporting period consolidated revenue was influenced by exchange rate developments, particularly the growing strength of the euro against the US dollar and the Japanese yen. The new diagnostic system Cirrus™ HD-OCT launched in the middle of the reporting period has been met with a good response from the market; however, planned delivery volumes have not yet been fully reached and thus resulted in a restrained development of sales. The overall development was also significantly influenced by the uncertainty concerning general economic conditions in the United States. Key sales drivers in this SBU were the diagnostic systems Humphrey® Field Analyzer, IOLMaster®, Cirrus™ HD-OCT, Stratus OCT™, and the VISUCAM family of fundus cameras.

In the "Surgical Ophthalmology" SBU Carl Zeiss Meditec generated consolidated revenue of € 18.8 million (previous year: € 12.3 million). In addition to the encouraging performance of the new products XL Stabi ZO® and XL Invent®, the

revenue increase of 52.8 % is also attributable to the first-time consolidation of Acri.Tec AG, in which Carl Zeiss Meditec acquired 100 % of the shares with effect from 1 October 2007.

The Group generated revenue of € 59.1 million (previous year: € 45.9 million) in its "Neuro-/ENT" SBU in the first three months of financial year 2007/2008. This encouraging development of revenue is attributable, in addition to the innovative products of the Neuro/ENT SBU, to the first-time consolidation of Carl Zeiss Surgical, which is included for three months in the present interim financial statements, compared with two months in the year-ago period. The key sales drivers in this area were the OPMI® Pentero® surgical microscope used in neuro and spinal surgery, and the OPMI® VISU surgical microscope used in ophthalmic surgery, and the new product OPMI Lumera®.

The chart below shows consolidated revenue by strategic business unit based on constant exchange rates.

Figure 3: Consolidated revenue by strategic business unit based on constant exchange rates (figures in € '000)



3 Months 2007/2008
3 Months 2006/2007
Surgical Ophthalmology
18,818
12,318
+52.8 %
Ophthalmic Systems
67,869
77,580
-12.5 %
Neuro-/ENT
61,893
45,910
+34.8 %
Consolidated revenue
148,580
135,808

b) Revenue by region

The "Americas" region, which mainly consists of the United States, continued to be the strongest contributor to sales in the first three months of financial year 2007/2008. Compared with the previous year (€ 64.1 million), however, consolidated revenue in the "Americas" decreased significantly by 19.3 % to € 51.7 million. Consolidated revenue in this region was again influenced by exchange rate developments. In addition, the negative general economic conditions in the United States following the mortgage crisis that broke out in August 2007 led to a high level of uncertainty among our customers in the private practice sector and thus to a reluctance to invest. Primary sales drivers in this region were the diagnostic systems Cirrus™ HD-OCT, Stratus OCT™, IOLMaster®, the Humphrey® Field Analyzer, and the surgical microscopes OPMI® Visu, OPMI® Pentero® and OPMI® Vario. This region's share in consolidated revenue declined year-on-year to 36.5 % (previous year: 47.1 %).

In the first three months of financial year 2007/2008 consolidated revenue in the region "Europe, Middle East and Africa" ("EMEA") increased by 24.0 % to € 48.7 million compared with the previous year (€ 39.3 million). In addition to the first-time consolidation of Acri.Tec AG, Carl Zeiss Meditec achieved significant revenue in this region with the diagnostic systems Stratus OCT™, IOLMaster® and the MEL 80™ Excimer Laser, as well as with the surgical microscopes OPMI® Vario, OPMI® Pentero® and OPMI Lumera®. The proportion of consolidated revenue generated by this region increased year-on-year from 28.9 % to 34.3 %.

Compared with the previous year, consolidated revenue in the "Asia/Pacific" region increased by

25.2 % to € 28.3 million (previous year: € 22.6 million). Key sales drivers for Carl Zeiss Meditec in this region were the OPMI® Visu, OPMI® Pentero® and OPMI® Vario surgical microscopes and the Humphrey® Field Analyzer, Cirrus™ HD-OCT and IOLMaster® diagnostic systems. This region's share in consolidated revenue amounted to 20.0 % in the first three months, compared with 16.7 % the previous year.

In Germany, Carl Zeiss Meditec generated consolidated revenue of € 13.1 million (previous year: € 9.9 million) in the first three months of 2007/2008. This increase of 32.5 % is primarily due to the first-time inclusion of Acri.Tec AG in Carl Zeiss Meditec's reporting entity. The share of consolidated revenue generated by Germany as a regional market increased to 9.2 % (previous year: 7.3 %).

The following chart gives a breakdown of consolidated revenue by region:

Figure 4: Consolidated revenue by region (figures in € '000)

	■ 3 Months 2007/2008	3 Months 2006/2007	
Asia/Pacific	**28,328**	22,620	+25.2 %
Americas	**51,673**	64,064	-19.3 %
EMEA	**48,686**	39,255	+24.0 %
Germany	**13,073**	9,869	+32.5 %
Consolidated revenue	**141,760**	135,808	

The chart below shows consolidated revenue by region based on constant exchange rates.

Figure 5: Consolidated revenue by region based on constant exchange rates (Figures in € '000)

	■ 3 Months 2007/2008	3 Months 2006/2007	
Asia/Pacific	**29,699**	22,620	+31.3 %
Americas	**57,122**	64,064	-10.8 %
EMEA	**48,686**	39,255	+24.0 %
Germany	**13,073**	9,869	+32.5 %
Consolidated revenue	**148,580**	135,808	

4. Net asset position

a) Statement of net asset position

There were no significant changes in the structure of the consolidated balance sheet dated 31 December 2007 from the balance sheet date 30 September 2007.

The chart below provides an overview of the development of key items in the consolidated balance sheet between 30 September 2007 and 31 December 2007. The development of selected balance sheet items on the assets and liabilities side will be discussed in more detail later.

Figure 6: Structure of the consolidated balance sheet
(Figures in € '000)


Assets
31 December 2007
30 September 2007
Goodwill
117,430
103,733
Noncurrent assets*
92,573
84,900
Cash and cash equivalents and restricted cash
208,817
217,921
Current assets**
274,064
289,756
Liabilities
31 December 2007
30 September 2007
Equity
487,924
481,250
Noncurrent liabilities
69,679
62,567
Current liabilities
135,281
152,493
Consolidated total assets
692,884
696,310
* excluding goodwill
** excluding cash and cash equivalents and restricted cash

Assets

Goodwill

As of 31 December 2007 "Goodwill" amounted to € 117.4 million (30 September 2007: € 103.7 million). The increase by 13.2 % is mainly attributable to the acquisition of 100 % of the shares in Acri.Tec AG on 1 October 2007. (For further information on this transaction see also the accompanying notes to the consolidated financial statements in this interim report).

Inventories

"Inventories" increased by 10.0 % to € 111.3 million as of 31 December 2007, compared with € 101.2 million as of 30 September 2007. A main reason for this growth is the first-time consolidation of Acri.Tec AG. The delivery volumes of new products which were below own targets also led to a rise in inventories.

Trade receivables

"Trade receivables" decreased by 10.4 % from 30 September 2007 from € 98.2 million to € 88.0 million as of 31 December 2007. This development is largely in keeping with the development of revenue in the first quarter of 2007/2008.

Treasury receivables

"Treasury receivables" decreased by 20.7 % from 30 September 2007 from € 59.2 million to € 46.9 million. This balance sheet item comprises those cash and cash equivalents which the Carl Zeiss Meditec Group does not directly require for its operating activities, and which it therefore invests with the Group Treasury of Carl Zeiss AG at the normal market rate. The US subsidiary Carl Zeiss

Meditec Inc. took out a low-interest US dollar loan of US$ 26.0 million (€ 19.6 million based on the rate of exchange at the date of acquisition) with Carl Zeiss AG's Group Treasury as part of the acquisition of the US company Laser Diagnostic Technologies ("LDT"). The first half of this loan was repaid in the reporting period.

Securities

The reduction in the balance sheet item "Securities" to € 0.03 million (30 September 2007: € 5.1 million) is associated with the investment in Wavelight Laser Technologies AG, in which Carl Zeiss Meditec held a 5 % equity interest. These shares were offered to Alcon Inc., Hünenberg, Switzerland within the scope of a public takeover offer, which took effect in the first quarter of 2007/2008.

Cash and cash equivalents and restricted cash

Cash and cash equivalents decreased by 4.2 % from € 217.9 million as of 30 September 2007 to € 208.8 million as of 31 December 2007. This slight decline is mainly attributable to the purchase of the 100 % interest in Acri.Tec AG with effect from 1 October 2007 (for further information on this transaction see also the accompanying notes to the consolidated interim financial statements).

Liabilities and equity

Equity

Equity increased to € 487.9 million as of 31 December 2007 (30 September 2007: € 481.3 million). This results from with the development of net income for the period in the first quarter of 2007/2008.

Provisions for pensions and similar commitments

As of 31 December 2007 this item totalled € 9.9 million (30 September 2007: € 11.3 million). This decline is the due to the outsourcing of part of the pension obligations to a trust association within the scope of a contractual trust agreement ("CTA").

Noncurrent financial liabilities

The increase in this balance sheet item to € 19.4 million as of 31 December 2007 (30 September 2007: € 13.1 million) is primarily attributable to the incorporation of Acri.Tec AG into the reporting entity of Carl Zeiss Meditec.

Current provisions

This balance sheet item decreased by 14.5 % from € 34.5 million to € 29.5 million as of 31 December

2007. An important reason for this decline was the settlement of tax liabilities by Carl Zeiss Surgical GmbH.

Current portion of noncurrent financial liabilities
As of 31 December 2007 this item totalled € 0.9 million (30 September 2007: € 10.1 million). The decline in this balance sheet item is due to the repayment of the first half of the LDT loan.

Trade payables
"Trade payables" decreased by 6.6 % compared with 30 September 2007 from € 25.1 million to € 23.5 million as of 31 December 2007.

Other current liabilities
As of 31 December 2007 this balance sheet item totalled € 24.5 million (30 September 2007: € 21.4 million). This increase is attributable, among other things, to the first-time consolidation of Acri.Tec AG.

b) Key ratios on net asset position

The following table shows the development of important key ratios on net asset position.

Table 1: Key ratios on net asset position

Key ratio	Definition	31 December 2007	30 September 2007	Change
Equity ratio	Equity / Balance sheet total	70.4%	69.1%	+1.3%-pts
Net debt[2]	Liabilities ./. Cash and cash equivalents ./. Restricted cash ./. Treasury receivables	€ (50,798) Tsd.	€ (62,028) Tsd.	-18.1%
Rate of inventory turnover	Cost of goods sold (annualised) / Ø Inventories	2.7	3.5	-22.9%
Days of sales outstanding (DSO)	Trade receivables incl. accounts receivable from related parties / Consolidated revenue (annualised) x 360 days	66.1 days	71.9 days	-8.1%

[2] Negative sign means credit

5. Financial position

The cash flow statement which is the basis for the presentation of the financial position, adjusted for effects of the expansion of the reporting entity. Therefore, the only changes accounted for are those which occured in the income statement and balance sheet after the respective date of first-time consolidation. In contrast, the consolidated balance sheet presents the figures as they stood on 31 December 2007. As a result, the statements in the analysis of the financial position may differ from the presentation of net asset position based on the consolidated balance sheet.

a) Statement of financial position

Figure 7: Summary of key figures in the consolidated cash flow statement (Figures in € '000)

	3 Months 2007/2008	3 Months 2006/2007
Cash flow from operating activities	**5,228**	17,869
Change flow from investing activities	**-13,579**	-6,309
Cash flow from financing activities	**2,210**	166,109
Change in cash and cash equivalents	**-9,104**	176,541

Cash flow from operating activities

Cash flow from operating activities in the first three months of financial year 2007/2008 amounted to € 5.2 million (previous year: € 17.9 million). This development is mainly attributable to the significant increase in inventories year-on-year associated with the market launch of the new products OPMI Lumera®, Cirrus™ HD-OCT and VisuMax™ in the middle of the first quarter of 2007/2008. The settlement of trade payables also reduced cash flow. Cash flow was increased by the net income for the period generated by Carl Zeiss Meditec in the first quarter of 2007/2008, as well as by the interest payments on cash and cash equivalents.

Cash flow from investing activities

Cash flow from investing activities amounted to € -13.6 million in the period under review (previous year: € -6.3 million). This is attributable to the acquisition of Acri.Tec AG with effect from 1 October 2007. The payment, amounting to the preliminary purchase price less cash and cash equivalents received amounted to € 20.4 million. In this connection, Carl Zeiss Meditec receives the payment from the repayment of a loan which Acri.Tec AG had granted to a former shareholder. Other cash and cash equivalents amounting to € 4.9 million resulted from the sale of the shares in Wavelight Laser Technologies AG. These shares had been offered for sale as part of a voluntary takeover offer.

Cash flow from financing activities

Cash flow from financing activities amounted to € 2.2 million in the first quarter of financial year 2007/2008 (previous year: € 166.1 million). The scheduled repayment of part of the noncurrent debt associated with the acquisition of the US company Laser Diagnostic Technologies led to an outflow of cash. When comparing with the previous year, it should be noted that cash flow from financing activities was influenced by the proceeds from the capital increase in October 2006.

b) Key ratios relating to financial position

Table 2: Key ratios relating to financial position (Figures in € '000)

Key ratio	Definition	31 December 2007	30 September 2007	Change
Cash and cash equivalents	Cash-in-hand and bank balances	208,817	217,921	-4.2%
Net cash	Cash-in-hand and bank balances + Restricted cash + Treasury receivables ./. Treasury payables ./. Interest-bearing liabilities	204,823	223,745	-8.5%
Net Working Capital	Current assets ./. Cash and cash equivalents ./. Restricted cash ./. Treasury receivables ./. Current liabilities excl. treasury payables	102,639	87,542	+17.2%
Working Capital	Current assets ./. Current liabilities	347,600	355,184	-2.1%

Table 3: Key ratios relating to financial position

Key ratio	Definition	3 Months 2007/2008	3 Months 2006/2007	Change
Cash flow per share	Cash flow from operating activities / Weighted average number of shares outstanding	€ 0.06	€ 0.28	-78.6%
Capex ratio	Investments in property, plant and equipment / Consolidated revenue	1.2%	1.4%	-0.2%-pts

6. Earnings

a) Statement of earnings position

Table 4: Summary of key ratios in the consolidated income statement (Figures in € '000)

	3 Months 2007/2008	3 Months 2006/2007	Change
Revenue	141,760	135,808	+4.4%
Gross margin	*50.1%*	*50.6%*	*-0.5%-pts*
EBITDA	17,115	19,892	-14.0%
EBITDA margin	*12.1%*	*14.6%*	*-2.5%-pts*
EBIT	14,468	16,876	-14.3%
EBIT margin	*10.2%*	*12.4%*	*-2.2%-pts*
Earnings before income taxes	17,681	17,586	+0.5%
Tax rate	*32.7%*	*41.8%*	*-9.1%-pts*
Consolidated net income after minority interest	11,589	10,149	+14.2%
Earnings per share after minority interest	€ 0.14	€ 0.16	-12.5%

Revenue

In the first quarter of financial year 2007/2008, Carl Zeiss Meditec's consolidated revenue increased by 4.4% from € 135.8 million to € 141.8 million.

Gross profit

Compared with the first three months of the previous year, gross profit rose to € 71.0 million (previous year: € 68.7 million). This corresponds to an increase of 3.4%. The product mix and the considerable number of innovative products enabled gross profit to remain on this level. Due to Carl Zeiss Meditec's objective to actively defend and expand its market shares in core markets, the development of the euro exchange rate, and the fact that volume effects have not yet been realised to the extent planned for products recently launched on the market, the gross margin reduced slightly year-on-year from 50.6% to 50.1%.

Functional costs

Functional costs increased compared with the first three months of the previous year from € 51.8 million to € 57.1 million in absolute terms. This corresponds to growth of 10.4%, which is mainly attributable to the changes in the reporting entity (Acri.Tec, Carl Zeiss Surgical, which is included for three months in the present interim financial statements, compared with two months in the year-ago period). Absolute figures also remained constant on a comparable basis with the previous year.

- Selling and marketing expenses: Selling and marketing expenses increased from € 30.4 million in the previous year to € 34.0 million in the first three months of the current financial year. Selling and marketing expenses as a proportion of consolidated revenue increased by 1.6% points to 24.0% (previous year 22.6%). This relative increase is primarily the result of the restrained development of revenue in the reporting period.

- **General and administrative expenses:** Compared with the previous year, expenses in this area increased by € 1.3 million to € 8.2 million (previous year: € 6.8 million). This corresponds to 5.8% of consolidated revenue (previous year: 5.0%).
- **Research and development expenses:** Research and development expenses accounted for 10.5% of consolidated revenue in the reporting period (previous year: 10.7%). Absolute expenses increased slightly year-on-year to € 14.9 million (previous year: € 14.6 million).

Development of earnings

The development of earnings was influenced by the development of consolidated revenue and the gross margin. It is Carl Zeiss Meditec's professed goal to take advantage of the current uncertainty with regard to the development of general economic conditions in order to expand its market shares and, if necessary, aggressively defend them.

In the reporting period **EBITDA** amounted to € 17.1 million (previous year: € 19.9 million). This corresponds to a decrease of 14.0%. The **EBITDA margin** was 12.1% compared with 14.6% the previous year. **EBIT** decreased by 14.3% year-on-year from € 16.9 million to € 14.5 million. This corresponds to an **EBIT margin** of 10.2% (previous year: 12.4%). In the first three months of financial year 2007/2008 **interest income/expenses** (net) amounted to € 1.3 million (previous year: € 0.7 million). The item **"Other financial result"** (€ 1.9 million) mainly consists of the proceeds from the sale of the 5% interest in Wavelight Laser Technologies AG as part of a takeover offer. The **tax rate** in the first quarter of 2007/2008 amounted to 32.7% and was thus below the previous year's level of 41.8%. This decline is attributable in particular to the development of tax charges at the French subsidiary Carl Zeiss Meditec S.A.S and to the falling tax charges in Germany due to the corporate tax reform. **Minority interest** increased year-on-year from € 0.1 million to € 0.3 million. The increase compared with the first quarter of 2006/2007 is mainly due to the good performance of the Japanese subsidiary Carl Zeiss Meditec Co. Ltd. **Consolidated net income after minority interest** increased to a greater extent than consolidated revenue. At € 11.6 million, this figure was up by 14.2% year-on-year in the first three months of 2007/2008 (previous year: € 10.1 million). **Earnings per share after minority interest** in the first three months of 2007/2008 reached € 0.14 (previous year: € 0.16). This development is mainly attributable to the higher number of shares compared with the previous year.

b) Key ratios relating to earnings position

Figure 8: Development of key ratios relating to earnings position


■ 3 Months 2007/2008
3 Months 2006/2007
Return on sales*
8.2%
7.5%
Return on equity**
9.5%
8.9%
Return on assets***
6.7%
5.9%
Return on capital employed****
17.3%
24.8%

* Consolidated net income after minority interest/consolidated revenue
** Consolidated net income after minority interest/equity
*** RoA, consolidated net income after minority interest/total assets
*** ROCE, EBIT/average capital employed

7. Research and development

Carl Zeiss Meditec invested a total of € 14.9 million (previous year: € 14.6 million) in research and development in the first three months of financial year 2007/2008.

As of 31 December 2007, there were 333 research and development employees Group-wide (previous year: 303). This corresponds to 16.0 % (previous year: 16.0 %) of the total number of employees in the Carl Zeiss Meditec Group.

Research and development at Carl Zeiss Meditec focuses mainly on:

- Examining new technological concepts in terms of their clinical relevance and effectiveness
- The continuous development of the existing product portfolio
- The development of new products and product platforms based on available basic technologies and
- Networking systems and devices.

Table 5: Main research and development activities in the first three months of 2007/2008

Focal point	Activities
Continuous development of the existing product portfolio	• Development projects to expand the technical and application-related functionality of the IOLMaster®; e.g. improving user-friendliness with special software • Projects to expand the successful VISUCAM™ platform with extended application spectrum • Further development of microsurgical visualisation systems – Further development of the software platform for the high-end system OPMI® Pentero® – Development of a 3D video option for the OPMI® Pentero® • Further development of femtosecond laser technology
Development of new products and combination of diagnosis and treatment	• Development of a new laser system to treat various retinal diseases • Development of new IOL designs with the aim of improving visual comfort and treating accommodation loss with aging • Expansion of the product range for ophthalmic surgery with innovative ophthalmic implants for refractive surgery and glaucoma therapy • Expansion of our leading position in the field of implantation systems for the implantation of IOLs and ophthalmic implants • Development of and preparation for the market launch of a software platform for networking video, imaging and treatment data in operating theatres
Basic research	• Ongoing investigation and evaluation of new technologies for application in ophthalmology • Activities to develop new applications for molecular imaging • Cooperation with external research partners, e.g. universities and institutes

8. Events of particular significance

With effect from 9 November 2007 all shares (328,852 no-par value bearer shares) comprising the equity holding in Wavelight Laser Technologies AG, Erlangen, Germany were offered within the scope of a voluntary public takeover offer against cash payment of € 15.00 per no-par value share of Alcon Inc., Hünenberg, Switzerland.

9. Events after the balance sheet date

No notifiable events occurred after the balance sheet date 31 December 2007.

10. Orders on hand

The Carl Zeiss Meditec Group's orders on hand totalled € 66.2 million as of 31 December 2007 (previous year: € 69.8 million).

Figure 9: Orders on hand by subsidiary as of 31 December 2007


Carl Zeiss Meditec AG, Jena, Germany 13.7%
Carl Zeiss Meditec Vertriebsgesellschaft GmbH, Jena, Germany 6.8%
Carl Zeiss Meditec Iberia S.A., Madrid, Spain 7.8%
Carl Zeiss Surgical GmbH, Oberkochen, Germany 14.5%
Carl Zeiss Meditec, France S.A.S., Le Pecq, France 6.7%
Carl Zeiss Meditec, Co. Ltd., Tokyo, Japan 8.8%
Carl Zeiss Meditec Inc., Dublin, USA 41.7%

11. Employees

As of 31 December 2007 the Carl Zeiss Meditec Group employed a worldwide workforce of 2,087 (previous year: 1,891). The year-on-year increase in the number of employees is mostly due to the expansion of the reporting entity of Carl Zeiss Meditec to include Acri.Tec AG.

Figure 10: Personnel structure of the Carl Zeiss Meditec Group as of 31 December 2007


Production 32.3%
Management Board, commercial sector and administration 7.9%
Research and development 16.0%
Service 16.7%
Sales and marketing 27.1%

12. Outlook

Some of the uncertainties regarding the current financial year, which we addressed at the time of publication of our 2007 Annual Report, have unfortunately come true in the first quarter of financial year 2007/2008. Nevertheless, we have shown in an adverse market environment in the period under review that we are a reliable partner for our customers long term. Despite the persistent strength of the euro, particularly against the US dollar and the Japanese yen, and the current reluctance to invest in the United States, we shall continue to expand and, if necessary, aggressively defend our market shares in future.

Our plan is to continue to grow based on three focal points in the medium to long term:

- We will expand our existing product range; by networking existing and new technologies we are aiming to create new diagnostic and treatment solutions.
- We will use our good market position in existing markets to advance into selected, adjacent market segments and treatment areas that offer promising growth opportunities.
- We will also optimise our value chain and reinforce our presence in emerging markets.

Our investment policy shall continue to focus on consolidating and further expanding our leading position in the markets in which we operate, and on consistently exploiting any opportunities that arise – particularly in markets of the future.

The outlook for financial year 2007/2008 remains difficult to predict, especially because of the uncertain general conditions in our core market, the United States. In addition, our performance in this financial year is also dependent on two other factors: the further development of the exchange rates for our important currencies, the US dollar and the Japanese yen, and the accomplishment of our ambitious start-up plans for new products.

The above factors could lead to a number of scenarios for Carl Zeiss Meditec. Assuming that the US market weakness and, as a consequence, the hesitant investments by our customers in that region will be temporary we are anticipating, based on current exchange rate levels, a consolidated revenue of between € 600 million and € 620 million for financial year 2007/2008 and an EBIT margin of 11 – 12 %.

Our overall aim is to further improve the profitability we have achieved in the past few years in the medium term.

Directors' Holdings and Directors' Dealings

1. Directors' Holdings – Shareholdings of members of the executive bodies of Carl Zeiss Meditec AG

Table 6: Directors' Holdings – Shareholdings of members of the executive bodies of Carl Zeiss Meditec AG

		No. of Carl Zeiss Meditec shares (31 December 2007)
Management Board		
Ulrich Krauss	Shares	1,250
Bernd Hirsch	Shares	5,000
Dr. Ludwin Monz	Shares	–
James L. Taylor	Shares	–
Supervisory Board		
Dr. Michael Kaschke	Shares	6,500
Dr. Wolfgang Reim	Shares	–
Dr. Dieter Kurz	Shares	–
Dr. Markus Guthoff	Shares	1,900
Wilhelm Burmeister	Shares	1,267
Franz-Jörg Stündel	Shares	787
Company		
Carl Zeiss Meditec AG	Shares	–

2. Directors' Dealings – Notifiable securities transactions by members of the executive bodies of Carl Zeiss Meditec AG in the first three months of 2007/2008

In the first three months of 2007/2008 members of the Management Board and Supervisory Board did not execute any securities transactions subject to reporting requirements pursuant to Art. 15a of the German Securities Trading Act *(Wertpapierhandelsgesetz, WpHG)*.

The details of all securities transactions conducted by members of the Management Board and Supervisory Board are published immediately after their disclosure on the Company's Web site at **www.meditec.zeiss.com/ir | Corporate Governance | Directors' Dealings** in accordance with the legal requirements of Art. 15b WpHG. The publication documents and the relevant disclosures are forwarded to the German Federal Financial Supervisory Authority *(Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin)*.

Shareholder structure

Figure 11: Shareholder structure of Carl Zeiss Meditec AG (as of 31 December 2007)

Carl Zeiss AG	**65.0%**
Management Board and Supervisory Board of Carl Zeiss Meditec AG	**< 0.1%**
Carl Zeiss Meditec AG	**0.0%**
Free float, thereof: about 70% institutional investors[1] about 30% private investors	**35.0%**
Share capital (€ 81,309,610, consisting of 81,309,610 no-par value shares)	**100.0%**



[1] Source: Lion Shares and own research

On 9 October 2007, Threadneedle Asset Management Limited, London, U.K. announced in their own name and in the name of its holding companies Threadneedle Asset Management Holdings Limited, London, U.K. and Ameriprise Financial Inc., Minneapolis, U.S., that their proportion of voting rights in Carl Zeiss Meditec had, on 5 October 2007, fallen below the 3% threshold and that their proportion on that date had reached 2.93% (equivalent to 2,383,174 voting rights).

Massachusetts Mutual Life Insurance Company, Springfield, Massachusetts, USA, advised us on 17 December 2007 that, on 13 December 2007, their share of voting rights in Carl Zeiss Meditec AG had fallen below the threshold of 3%. The percentage of voting rights amounted to 2.84% (corresponding to 2,307,537 voting rights) on this date.

Consolidated income statement (IFRS) for the period from 1 October 2007 to 31 December 2007

(in € '000)	**Financial year 2007/2008** 01 October 2007 – 31 December 2007	**Financial year 2006/2007** 01 October 2006 – 31 December 2006
Revenue	**141,760**	**135,808**
Cost of goods sold	(70,729)	(67,144)
Gross profit	**71,031**	**68,664**
Selling and marketing expenses	(34,040)	(30,390)
General and administrative expenses	(8,157)	(6,826)
Research and development expenses	(14,949)	(14,557)
Other income	434	176
Other expense	(280)	(36)
Foreign currency gains/(losses), net	429	(155)
Earnings before interest, income taxes, depreciation and amortisation	*17,115*	*19,892*
Depreciation and amortisation	*(2,647)*	*(3,016)*
Earnings before interests and income taxes	**14,468**	**16,876**
Interest income	2,621	1,908
Interest expense	(1,297)	(1,198)
Other financial result	1,889	-
Earnings before income taxes	**17,681**	**17,586**
Income tax expense	(5,785)	(7,354)
Net income	**11,896**	**10,232**
Attributable to:		
Shareholders of the parent company	11,589	10,149
Minority interest	307	83
Profit/(loss) per share, attributable to the shareholders of the parent company in the current financial year (€): – Basic/diluted	**0.14**	**0.16**

The following notes to the consolidated financial statements are an integral part of the unaudited consolidated financial statements.

Consolidated balance sheet (IFRS) as of 31 December 2007

(in € '000)	31 December 2007	30 September 2007
ASSETS		
Goodwill	117,430	103,733
Intangible assets	25,430	21,942
Property, plant and equipment	35,173	31,523
Investments	366	362
Deferred tax assets	28,964	28,688
Noncurrent trade receivables	1,764	1,587
Other noncurrent assets	876	798
Total noncurrent assets	**210,003**	**188,633**
Inventories	111,284	101,165
Trade receivables	86,281	96,638
Accounts receivable from related parties	16,080	15,505
Treasury receivables	46,941	59,167
Tax refund claims	1,652	3,105
Other current assets	11,792	9,108
Securities	34	5,068
Cash and cash equivalents	208,817	217,921
Total current assets	**482,881**	**507,677**
Total assets	**692,884**	**696,310**

The following notes to the consolidated financial statements are an integral part of the unaudited consolidated financial statements.

(in € '000)	31 December 2007	30 September 2007
LIABILITIES AND EQUITY		
Share capital	81,310	81,310
Capital reserve	313,863	313,863
Retained earnings	107,993	96,404
Gains and losses recognised directly in equity	(25,116)	(19,971)
Equity before minority interest	478,050	471,606
Minority interest	9,874	9,644
Total equity	**487,924**	**481,250**
Provisions for pensions and similar commitments	9,916	11,267
Other noncurrent provisions	3,837	4,023
Noncurrent financial liabilities	19,433	13,132
Noncurrent leasing liabilities	18,815	19,645
Other noncurrent liabilities	4,176	3,238
Deferred tax liabilities	13,502	11,262
Total noncurrent liabilities	**69,679**	**62,567**
Current provisions	29,538	34,531
Current accrued liabilities	33,947	33,772
Current financial liabilities	802	617
Current portion of noncurrent financial liabilities	913	10,108
Current portion of noncurrent leasing liabilities	977	1,012
Trade payables	23,481	25,127
Current income tax liabilities	1,556	4,671
Accounts payable to related parties	8,734	11,850
Treasury payables	10,797	9,446
Other current liabilities	24,536	21,359
Total current liabilities	**135,281**	**152,493**
Total liabilities and equity	**692,884**	**696,310**

The following notes to the consolidated financial statements are an integral part of the unaudited consolidated financial statements.

Consolidated cash flow statement (IFRS) for the period from 1 October 2007 to 31 December 2007

(in € '000)	Financial year 2007/2008 01 October 2007 – 31 December 2007	Financial year 2006/2007 01 October 2006 – 31 December 2006
Cash flows from operating activities:		
Net income	**11,896**	**10,232**
Adjustments to reconcile net income to net cash provided by/(used in) operating activities		
Income tax expenses	5,785	7,354
Interest income/expenses	(1,324)	(710)
Depreciation and amortisation	2,647	3,016
Gains/losses on disposal of fixed assets	–	7
Interest and dividends received	1,564	1,720
Interest paid	(1,517)	(1,510)
Income tax reimbursement	140	–
Income taxes paid	(8,723)	(8,384)
Changes in working capital:		
Trade receivables	11,054	3,551
Inventories	(7,945)	(1,875)
Other assets	(617)	(887)
Trade payables	(7,232)	(1,120)
Provisions and financial liabilities	(4,613)	3,751
Other liabilities	4,113	2,724
Total adjustments	(6,668)	7,637
Net cash provided by operating activities	**5,228**	**17,869**
Cash flows from investing activities:		
Change of restricted cash	–	4,685
Investment in property, plant and equipment	(1,444)	(1,911)
Investment in intangible assets	(756)	(77)
Investment in plan assets pension fund	(2,308)	(845)
Proceeds from sale of property, plant and equipment	320	–
Repayment of loans	14	–
Investment in interests	(2)	–
Sale of securities	4,933	–
Acquisition of the surgical business (Carl Zeiss Surgical GmbH, Carl Zeiss Surgical Inc.) against grant of shares	–	649
Acquisition of Carl Zeiss S.A., Spain	–	(3,756)
Acquisition of consolidated companies, net of cash acquired (2007/2008: Acri.Tec AG: € 20,449 thsd., 2006/2007: CZM SAS: € 5,054 thsd.)	(20,449)	(5,054)
Cash inflow from repayment of a loan made to a former shareholder (Acri.Tec AG)	6,113	–
Net cash used in investing activities	**(13,579)**	**(6,309)**
Cash flows from financing activities:		
Repayments of short-term debt	(1,571)	–
Repayments of noncurrent financial liabilities	(474)	(68)
Repayments from current loans from related parties	–	(1,868)
Payment from granting of current loans to related parties	–	(1,239)
Repayments from noncurrent loans from related parties	(8,823)	–
Cash inflow from transfer of provisions to Carl Zeiss Meditec Japan	–	5,275
Decrease in treasury receivables	12,001	241
Increase/(decrease) in treasury payables	1,331	(3,896)
Change of leasing liabilities	(254)	(302)
Proceeds from capital increase, net	–	167,966
Net cash provided by financing activities	**2,210**	**166,109**
Effect of exchange rate fluctuation on cash and cash equivalents	(2,963)	(1,128)
Net increase/(decrease) in cash	**(9,104)**	**176,541**
Cash and cash equivalents, beginning of reporting period	217,921	46,638
Cash and cash equivalents, end of reporting period	**208,817**	**223,179**

The following notes to the consolidated financial statements are integral part of the unaudited consolidated financial statements.

Consolidated statement of changes in equity (IFRS)

(in € '000)	Share capital	Capital reserve	Retained earnings	Gains and losses recognised directly in equity	Equity before minority interest	Minority interest	Total equity
As of 1 October 2006	**32,524**	**141,909**	**60,579**	**(11,922)**	**223,090**	**10,083**	**233,173**
Net income	–	–	47,757	–	47,757	1,889	49,646
Dividend payments	–	–	(11,383)	–	(11,383)	–	(11,383)
Capital increase against cash consideration	17,286	153,258	–	–	170,544	–	170,544
Fair value measurement of available-for-sale financial assets	–	–	–	1,436	1,436	–	1,436
Foreign currency translation	–	–	–	(9,478)	(9,478)	(713)	(10,191)
Changes in the reporting entity	31,500	18,696	(549)	(7)	49,640	(1,615)	48,025
As of 30 September 2007	**81,310**	**313,863**	**96,404**	**(19,971)**	**471,606**	**9,644**	**481,250**
Net income	–	–	11,589	–	11,589	307	11,896
Sale of available-for-sale financial assets	–	–	–	(1,557)	(1,557)	–	(1,557)
Fair value measurement of available-for-sale financial assets	–	–	–	(99)	(99)	–	(99)
Foreign currency translation	–	–	–	(3,489)	(3,489)	(77)	(3,566)
As of 31 December 2007	**81,310**	**313,863**	**107,993**	**(25,116)**	**478,050**	**9,874**	**487,924**

The following notes to the consolidated financial statements are integral part of the unaudited consolidated financial statements.

Notes to the consolidated interim financial statements

1. General information

Accounting under International Financial Reporting Standards (IFRS)

Carl Zeiss Meditec AG, Jena, Germany, is the parent company of the Carl Zeiss Meditec Group ("Carl Zeiss Meditec", the "Group") and prepared its consolidated financial statements as of 30 September 2007 in accordance with the International Financial Reporting Standards ("IRFS") promulgated by the International Accounting Standards Board ("IASB"), London, U.K. as they are to be applied in the EU as of the balance sheet date. Accordingly, this interim report has been prepared in accordance with IAS 34 "Interim Reporting".

Accounting and valuation principles

The accounting and valuation principles applied for the interim financial statements as of 31 December 2007 correspond to those applied for the consolidated financial statements for financial year 2006/2007. A detailed description of these methods was published in the notes to the consolidated financial statements of Carl Zeiss Meditec as of 30 September 2007.

Changes in the reporting entity

Acri.Tec AG, Hennigsdorf, Germany
With effect from 1 October 2007 the Group acquired 100% of the shares in Acri.Tec AG, which has its registered office in Hennigsdorf. This company specialises in innovative implants (intraocular lenses, IOL) and other products (viscoelastic solutions and products for vitreoretinal surgery) for ophthalmic surgery.

The preliminary fair values of the identified assets and liabilities of Acri.Tec AG at the date of acquisition and the corresponding carrying amounts immediately prior to the date of acquisition are as follows:

Table 1 (in € '000)	Acri.Tec AG	
	Fair value	**Carrying amount**
Intangible assets	4,060	319
Property, plant and equipment	4,279	4,279
Other noncurrent assets	214	214
Current assets	14,222	14,222
Noncurrent liabilities	9,006	7,865
Current liabilities	7,187	7,187
Net assets	**6,582**	**3,982**
Goodwill from the acquisition	14,063	
Total acquisition costs	**20,645**	
Cash and cash equivalents received		196
Outflow of cash due to purchase price payment		(20,645)
Net cash outflow		**(20,449)**

The total acquisition costs associated with the acquisition amounted to € 20,645 thousand and comprise the purchase of all shares for a cash payment of € 20,566 thousand and costs directly attributable to the acquisition amounting to € 79 thousand. The company newly acquired at the beginning of the financial year is carried in the consolidated financial statements with revenue of € 5,434 thousand and net income for the year of € 358 thousand.

2. Notes to the consolidated income statement

Segment reporting

The segment reporting for the reporting period is as follows:

Table 2 (in € '000)

Revenue	3 Months 2007/2008	3 Months 2006/2007
Germany	100,762	71,846
USA	55,509	66,686
Japan	12,847	9,631
Rest of Europe	25,648	24,230
Elimination	(53,006)	(36,585)
Consolidated	**141,760**	**135,808**

Table 3 (in € '000)

Earnings before interest and taxes	3 Months 2007/2008	3 Months 2006/2007
Germany	13,106	8,143
USA	2,321	9,657
Japan	1,209	303
Rest of Europe	715	1,146
Elimination	(2,883)	(2,373)
Consolidated	**14,468**	**16,876**

Revenue and operating income/losses are allocated according to the location of the subsidiary that generates the revenues or operating income/loss.

Related party disclosures

Revenue amounting to € 28,688 thousand (previous year: € 24,501 thousand) resulted from the relations with related parties in the reporting period 2007/2008. The term "related parties" refers here to Carl Zeiss AG and its subsidiaries.

3. Events of particular significance

Offer for sale of the equity holding in Wavelight Laser Technologies AG, Erlangen

With effect from 9 November 2007 all shares (328,852 no-par value bearer shares) comprising the equity holding in Wavelight Laser Technologies AG, Erlangen, Germany were offered within the scope of a voluntary public takeover offer against cash payment of € 15.00 per no-par value share of Alcon Inc., Hünenberg, Switzerland. This transaction with a total volume of € 4,933 thousand resulted in income of € 1,581 thousand (before taxes), which is carried under "Other financial result".

4. Events after the end of the interim reporting period

There were no events of particular significance after the end of the interim reporting period as of the balance sheet date 31 December 2007.

IMPORTANT TERMS AND ABBREVIATIONS

Financial Glossary

Capex
Abbreviation of "Capital expenditure"

Indicates the level of investment in property, plant and equipment

Usually stated as the Capex ratio, i. e., investments in property, plant and equipment in the reporting period in relation to consolidated revenue for the same period.

Cash flow from operating activities
Also: operative cash flow

Shows the net change in the company's cash and cash equivalents resulting from operating activities and is thus an indicator of the financial strength arising from this.

Calculation: usually indirect calculation by adjusting the consolidated net income generated in a period by non-cash transactions from the income statement and cash transactions resulting from changes in individual items in the consolidated balance sheet; adjusted items are associated with the company's operating activities – mainly depreciation and amortisation and changes in *working capital*.

DSO
Abbreviation of "Days of sales outstanding"

Number of days that customers take to pay an invoice

Earnings per share
Indicates the consolidated earnings per share that were generated

Calculation: consolidated net income divided by the weighted average number of outstanding shares in the reporting period

EBIT
Abbreviation of "Earnings before interest and taxes"

EBITDA
Abbreviation of "Earnings before interest, taxes, depreciation and amortisation"

Property, plant and equipment and intangible assets are depreciated and amortised, respectively, insofar as they have a limited useful life.

EMEA
Abbreviation of "Europe, Middle East and Africa"

IFRS
Abbreviation of "International Financial Reporting Standards", until 2001: "International Accounting Standards" or "IAS"

International accounting regulations developed and published by the London-based "International Accounting Standards Board" (IASB).

Pursuant to Art. 62 German Stock Exchange Regulations (Börsenordnung, BörsO), companies in Germany that are listed on the official or regulated market with extended admission criteria *(Prime Standard)*, must prepare consolidated financial statements according to IFRS or US GAAP.

Working capital
Calculated from the difference between current assets and current liabilities and thus reflects, in purely financial terms, the extent to which current liabilities are covered by current assets.

Working capital is also an indicator of how much capital generated from operating activities is tied up in the company, i. e., it indicates the portion of current assets not tied up to cover current liabilities and that therefore "work" in the procurement, production and selling process.

Specialised Glossary

Cataract
Deterioration of vision through opacity of the lens

Most common cause of blindness worldwide; typical disease among the elderly.

Cirrus™ HD-OCT
High-resolution diagnostic system for the structural examination of cross-sections and three-dimensional reconstructions of the fundus of the eye (e.g. for the early detection of glaucoma or the diagnosis of age-related macular degeneration).

Ear, nose and throat surgery
Abbreviation: "ENT surgery"; Also: Otolaryngology

Medical field concerned with the recognition and surgical treatment of diseases, injuries, malformations and malfunctions in the entire head and neck area.

Glaucoma
Ophthalmic disease which leads to increasing restriction of the field of vision, often caused by an increase in ocular pressure;

Second most common cause of blindness in industrialised countries.

Humphrey® Field Analyzer
System for static and kinetic measurement of the visual field for assistance with glaucoma diagnosis.

IOL
Abbreviation of "Intraocular lens"

Synthetic lens to replace the natural lens of the eye, used in cataract surgery.

IOLMaster®
Device for accurate and efficient non-contact measurement of the eye and calculation of the required intraocular lens prior to cataract surgery.

MEL 80 ™
Laser for fast and accurate treatment of vision defects (refractive errors).

Neurosurgery
Medical field concerned with the detection and surgical treatment of diseases, injuries and malformations of the central nervous system (brain, spinal cord, peripheral nerves).

OPMI Lumera®
Surgical microscope for ophthalmology, which uses Stereo Coaxial Illumination (SCI) to enable surgeons to visualise details of the eye that were previously extremely difficult to identify. (The use of this microscope can also lead to even better treatment results).

OPMI® Pentero®
Unique surgical microscope for neuro- and spinal surgery that accurately displays diseased tissue, e.g. brain tumours and vascular diseases.

Pioneering technologies, e.g. fluorescence diagnosis, that have been integrated in a surgical microscope for the first time, enable significantly less invasive treatment for the patient.

Stratus OCT™
Diagnostic system for examining the structure of the fundus (e.g. for the early detection of glaucoma and other ophthalmic diseases).

VisuMax®
Innovative femtosecond laser system used to create incision-like perforations in the cornea. This high-precision incision technique is used in refractive surgery and other corneal surgery procedures.

DATES AND CONTACTS

Financial calendar 2007/2008

Date	Financial year 2007/2008
07 March 2008	Annual General Meeting
13 May 2008	6 Month Report
13 May 2008	Telephone Conference
14 August 2008	9 Month Report
14 August 2008	Telephone Conference
11 December 2008	Publication of Annual Financial Statements 2007/2008
11 December 2008	Analysts' Conference, Frankfurt am Main

Carl Zeiss Meditec AG

Jens Brajer

Phone: +49 36 41 22 01 05
Fax: +49 36 41 22 01 17
investors@meditec.zeiss.com

Patrick Kofler

Phone: +49 36 41 22 01 06
Fax: +49 36 41 22 01 17
investors@meditec.zeiss.com

Concept and editing by:
Jens Brajer, Patrick Kofler

Visual design by:
Publicis KommunikationsAgentur GmbH,
Erlangen, www.publicis.de

Translation service by:
Herold Fachübersetzungen, Bad Vilbel, Germany,
www.heroldservice.de

The 3 Month Report 2007/2008 of Carl Zeiss Meditec AG has been published in German and English.

Both versions and the key figures contained in this report can be downloaded from the following address:

www.meditec.zeiss.com/ir

Printed in Germany 02/2008
Printed on environment-friendly paper bleached in a chlorine-free process.

Carl Zeiss Meditec AG
Goeschwitzer Strasse 51–52
07745 Jena
Germany

Phone: +49 36 41 22 01 15
Fax: +49 36 41 22 01 17
investors@meditec.zeiss.com
www.meditec.zeiss.com/ir

END